

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2015

Brian T. Gladden, EVP & CFO
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Re: **Mondelēz International, Inc.**
                      Form 10-K for the Fiscal Year ended December 31, 2014
                      Filed February 20, 2015
                      File No. 001-16483

Dear Mr. Gladden:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   We note references to Power Brands, emerging markets, and innovative products in your filing and your fourth quarter 2014 earnings call on February 11, 2015. Item 303(a)(3) of Regulation S-K requires a description of any significant components of revenues and expenses necessary to understand your results of operations. Please expand your disclosure to discuss revenues and expenses related to these components, or explain to us why you do not believe additional disclosure pursuant to Regulation S-K is necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812, Lily Dang, Staff Accountant, at (202) 551-3867 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief